    Filer:  MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

STANDARD & POOR'S PLATINUM PORTFOLIO, SELECT STRATEGY STOCKS -
                        SEPTEMBER 1998

              Investment Company Act No. 811-5065

              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                           FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


     A.  Exact name of Trust:

         MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
         STANDARD & POOR'S PLATINUM PORTFOLIO,
         SELECT STRATEGY STOCKS - SEPTEMBER 1998

     B.  Name of Depositor:

         DEAN WITTER REYNOLDS INC.

     C.  Complete address of Depositor's principal executive office:

         DEAN WITTER REYNOLDS INC.
         Two World Trade Center
         New York, New York  10048

     D.  Name and complete address of agents for service:

         MR. MICHAEL D. BROWNE
         DEAN WITTER REYNOLDS INC.
         Unit Trust Department
         Two World Trade Center - 59th Floor
         New York, New York  10048

         Copy to:

         KENNETH W. ORCE, ESQ.
         CAHILL GORDON & REINDEL
         80 Pine Street
         New York, New York  10005

     E.  Total and amount of securities being registered:

         An indefinite number of Units of Beneficial Interest pursu-ant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

     F. Proposed maximum offering price to the public of the securities being registered:

         Indefinite

     G.  Amount of filing fee:

         N/A

     H.  Approximate date of proposed sale to public:

         AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
         REGISTRATION STATEMENT.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effec-tive date until the registrant shall file a further amend-ment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
            STANDARD & POOR'S PLATINUM PORTFOLIO, SELECT STRATEGY STOCKS -
                       SEPTEMBER 1998

                   Cross Reference Sheet

          Pursuant to Rule 404(c) of Regulation C
              under the Securities Act of 1933

        (Form N-8B-2 Items required by Instruction 1
               as to Prospectus on Form S-6)

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus


  I.  ORGANIZATION AND GENERAL INFORMATION

          1.   (a)  Name of Trust                )  Front Cover
               (b)  Title of securities issued   )

          2.   Name and address of Depositor     )  Table of Contents

          3.   Name and address of Trustee       )  Table of Contents

          4.   Name and address of principal     )  Table of Contents
  Underwriter                       )

          5.   Organization of Trust             )  Introduction

          6.   Execution and termination of      )  Introduction; Amendment
               Indenture                         )  and Termination of the
                                                 )  Indenture

          7.   Changes of name                   )  Included in Form
                                                    N-8B-2

          8.   Fiscal Year                       )  Included in Form
                                                    N-8B-2

          9.   Litigation                        )  *

  II.  GENERAL DESCRIPTION OF THE TRUST
       AND SECURITIES OF THE TRUST

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus


          10.  General Information regarding     )
               Trust's Securities and Rights     )
               of Holders                        )

               (a)  Type of Securities           )  Rights of Unit Holders
                    (Registered or Bearer)       )

               (b)  Type of Securities           )  Administration of the
                    (Cumulative or Distribu-     )  Trust - Distribution
                    tive)                        )
               (c)  Rights of Holders as to      )  Redemption; Public Offer-
                    withdrawal or redemption     )  ing of Units -Secondary
                                                 )  Market

               (d)  Rights of Holders as to      )  Public Offering of Units
                    conversion, transfer, par-   )  - Secondary Market; Ex-
                    tial redemption and simi-    )  change Option; Redemp-
                    lar matters                  )  tion; Rights of Unit
                                                 )  Holders -Certificates
                                                 )

               (e)  Lapses or defaults with      )  *
                    respect to periodic pay-     )
                    ment plan certificates       )

               (f)  Voting rights as to Secu-    )  Rights of Unit Holders -
                    rities under the Indenture   )  Certain Limitations;
                                                 )  Amendment and Termination
                                                 )  of the Indenture

               (g)  Notice to Holders as to      )
                    change in:                   )

                    (1)  Composition of assets   )  Administration of the
                         of Trust                )  Trust - Reports to Unit
                                                 )  Holders; The Trust - Sum-
                                                 )  mary Description of the
                                                 )  Portfolios
                    (2)  Terms and Conditions    )  Amendment and Termination
                         of Trust's Securities   )  of the Indenture
                    (3)  Provisions of Inden-    )  Amendment and Termination
                         ture                    )  of the Indenture
                    (4)  Identity of Depositor   )  Sponsor; Trustee
                         and Trustee             )

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus

               (h)  Security Holders Consent     )
                    required to change:

                    (1)  Composition of assets   )  Amendment and Termination
                         of Trust                )  of the Indenture
                    (2)  Terms and conditions    )  Amendment and Termination
                         of Trust's Securities   )  of the Indenture
                    (3)  Provisions of Inden-    )  Amendment and Termination
                         ture                    )  of the Indenture
                    (4)  Identity of Depositor   )  *
                         and Trustee             )

               (i)  Other principal features     )  Cover of Prospectus; Tax
                    of the Trust's Securities    )  Status

          11.  Type of securities comprising     )  The Trust - Summary De-
               units                             )  scription of the Portfo-
                                                 )  lios; Objectives and Se-
                                                 )  curities Selection; The
                                                 )  Trust - Special Consid-
                                                 )  erations

          12.  Type of securities comprising     )  *
               periodic payment certificates     )

          13.  (a)  Load, fees, expenses, etc.   )  Summary of Essential In-
                                                 )  formation; Public Offer-
                                                 )  ing of Units - Public Of-
                                                 )  fering Price; - Profit of
                                                 )  Sponsor;
                                                 )  - Volume Discount; Ex-
                                                 )  penses and Charges

               (b)  Certain information re-      )  *
                    garding periodic payment     )
                    certificates                 )

               (c)  Certain percentages          )  Summary of Essential In-
                                                 )  formation; Public Offer-
                                                 )  ing of Units - Public Of-
                                                 )  fering Price; - Profit of
                                                 )  Sponsor; - Volume Dis-
                                                 )  count

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus


               (d)  Price differentials          )  Public Offering of Units
                                                 )  - Public Offering Price
                                                 )

               (e)  Certain other loads, fees,   )  Rights of Unit Holders -
                    expenses, etc. payable by    )  Certificates
                    holders

               (f)  Certain profits receivable   )  Redemption - Purchase by
                    by depositor, principal      )  the Sponsors of Units
                    underwriters, trustee or     )  Tendered for Redemption
                    affiliated persons           )

               (g)  Ratio of annual charges to   )  *
                    income                       )

          14.  Issuance of trust's securities    )  Introduction; Rights of
                                                 )  Unit Holders - Certifi-
                                                 )  cates

          15.  Receipt and handling of pay-      )  Public Offering of Units
               ments from purchasers             )  - Profit of Sponsor
                                                 )

          16.  Acquisition and disposition of    )  Introduction; Amendment
               underlying securities             )  and Termination of the
                                                 )  Indenture; Objectives and
                                                 )  Securities Selection; The
                                                 )  Trust - Summary Descrip-
                                                 )  tion of the Portfolio;
                                                 )  Sponsor - Responsibility
                                                 )
                                                 )

          17.  Withdrawal or redemption          )  Redemption; Public Offer-
                                                 )  ing of Units - Secondary
                                                 )  Market

          18.  (a)  Receipt and disposition of   )  Administration of the
                    income                       )  Trust; Reinvestment Pro-
                                                 )  grams

               (b)  Reinvestment of distribu-    )  Reinvestment Programs
                    tions                        )

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus


               (c)  Reserves or special fund     )  Administration of the
                                                 )  Trust - Distribution

               (d)  Schedule of distribution     )  *

          19.  Records, accounts and report      )  Administration of the
                                                 )  Trust - Records and Ac-
                                                 )  counts; - Reports to Unit
                                                 )  Holders

          20.  Certain miscellaneous provi-      )  Amendment and Termination
               sions of the trust agreement      )  of the Indenture; Sponsor
                                                 )  - Limitation on Liability
                                                 )  - Resignation; Trustee
                                                 )  - Limitation on Liability
                                                 )  - Resignation

          21.  Loans to security holders         )  *

          22.  Limitations on liability of de-   )  Sponsor, Trustee; Evalua-
               positor, trustee, custodian,      )  tor - Limitation on Li-
               etc.                              )  ability

          23.  Bonding arrangements              )  Included on Form
                                                 )  N-8B-2

          24.  Other material provisions of      )  *
               the trust agreement               )

  III.  ORGANIZATION PERSONNEL AND
       AFFILIATED PERSONS OF DEPOSITOR

          25.  Organization of Depositor         )  Sponsor

          26.  Fees received by Depositor        )  Expenses and Charges -
                                                 )  fees; Public Offering of
                                                 )  Units - Profit of Sponsor
                                                 )

          27.  Business of Depositor             )  Sponsor and Included in
                                                 )  Form N-8B-2

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus


          28.  Certain information as to offi-   )  Included in Form
               cials and affiliated persons of   )  N-8B-2
               Depositor                         )

          29.  Voting securities of Depositor    )  Included in Form
                                                 )  N-8B-2

          30.  Persons controlling Depositor     )  *

          31.  Compensation of Officers and      )  *
               Directors of Depositor            )

          32.  Compensation of Directors of      )  *
               Depositor                         )

          33.  Compensation of employees of      )  *
               Depositor                         )

          34.  Remuneration of other persons     )  *
               for certain services rendered     )
               to trust                          )

  IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

          35.  Distribution of trust's securi-   )  Public Offering of Units
               ties by states                    )  - Public Distribution

          36.  Suspension of sales of trust's    )  *
               securities                        )

          37.  Revocation of authority to dis-   )  *
               tribute                           )

          38.  (a)  Method of distribution       )  Public Offering of Units
               (b)  Underwriting agreements      )
               (c)  Selling agreements           )

          39.  (a)  Organization of principal    )  Sponsor
                    underwriter                  )
               (b)  N.A.S.D. membership of       )
                    principal underwriter        )

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus


          40.  Certain fees received by prin-    )  Public Offering of Units
               cipal underwriter                 )  - Profit of Sponsor
                                                 )

          41.  (a)  Business of principal un-    )  Sponsor
                    derwriter                    )

               (b)  Branch offices of princi-    )  *
                    pal underwriter              )

               (c)  Salesman of principal un-    )  *
                    derwriter                    )

          42.  Ownership of trust's securities   )  *
               by certain persons                )

          43.  Certain brokerage commissions     )  *
               received by principal under-      )
               writer                            )

          44.  (a)  Method of valuation          )  Public Offering of Units
               (b)  Schedule as to offering      )  *
                    price                        )
               (c)  Variation in offering        )  Public Offering of Units
                    price to certain persons     )  - Volume Discount; Ex-
                                                 )  change Option

          45.  Suspension of redemption rights   )  *

          46.  (a)  Redemption valuation         )  Public Offering of Units
                                                 )  - Secondary Market; Re-
                                                 )  demption
               (b)  Schedule as to redemption    )  *
                    price                        )

          47.  Maintenance of position in un-    )  See items 10(d), 44 and
               derlying securities               )  46

  V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

          48.  Organization and regulation of    )  Trustee
               Trustee                           )

          49.  Fees and expenses of Trustee      )  Expenses and Charges

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus


          50.  Trustee's lien                    )  Expenses and Charges

  VI.  INFORMATION CONCERNING INSURANCE
       OF HOLDERS OF SECURITIES

          51.  (a)  Name and address of Insur-   )  *
                    ance Company                 )
               (b)  Type of policies             )  *
               (c)  Type of risks insured and    )  *
                    excluded                     )
               (d)  Coverage of policies         )  *
               (e)  Beneficiaries of policies    )  *
               (f)  Terms and manner of can-     )  *
                    cellation                    )
               (g)  Method of determining pre-   )  *
                    miums                        )
               (h)  Amount of aggregate premi-   )  *
                    ums paid                     )
               (i)  Persons receiving any part   )  *
                    of premiums                  )
               (j)  Other material provisions    )  *
                    of the Trust relating to     )
                    insurance                    )

  VII.  POLICY OF REGISTRANT

          52.  (a)  Method of selecting and      )  Introduction; Objectives
                    eliminating securities       )  and Securities Selection;
                    from the Trust               )  The Trust - Summary De-
                                                 )  scription of the Portfo-
                                                 )  lio; Sponsor - Responsi-
                                                 )  bility
               (b)  Elimination of securities    )  *
                    from the Trust               )
               (c)  Substitution and elimina-    )  Introduction; Objectives
                    tion of securities from      )  and Securities Selection;
                    the Trust                    )  Sponsor - Responsibility
               (d)  Description of any funda-    )  *
                    mental policy of the Trust   )

          53.  Taxable status of the Trust       )  Cover of Prospectus; Tax
                                                 )  Status

  VIII.  FINANCIAL AND STATISTICAL INFORMATION

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus


          54.  Information regarding the         )  *
               Trust's past ten fiscal years     )

          55.  Certain information regarding     )  *
               periodic payment plan certifi-    )
               cates                             )

          56.  Certain information regarding     )  *
               periodic payment plan certifi-    )
               cates                             )

          57.  Certain information regarding     )  *
               periodic payment plan certifi-    )
               cates                             )

          58.  Certain information regarding     )  *
               periodic payment plan certifi-    )
               cates                             )

          59.  Financial statements              )  Statement of Financial
               (Instruction 1(c) to Form S-6)    )  Condition

           SUBJECT TO COMPLETION SEPTEMBER 11, 1998

_______________________________________________________________
        MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
STANDARD & POOR'S PLATINUM PORTFOLIO, SELECT STRATEGY STOCKS -
                        SEPTEMBER 1998
                   A "UNIT INVESTMENT TRUST"
_______________________________________________________________

          The attached final prospectus for Morgan Stanley Dean Witter Select Equity Trust, Standard & Poor's Platinum Portfo-lio, Select Strategy Stocks -June 1998 is hereby used as a pre-liminary prospectus for Morgan Stanley Dean Witter Select Eq-uity Trust, Standard & Poor's Platinum Portfolio, Select Strat-egy Stocks -September 1998. The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of units, dates and summary in-formation regarding the characteristics of securities to be de-posited in this Series is not now available and will be differ-ent from that included in the attached final prospectus since each Series has a unique Portfolio. Accordingly, the informa-tion contained herein with regard to the previous Series should be considered as being included for informational purposes only.

          Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the date of the effectiveness of the registration statement relating to Units of this Series.

          OFFERS TO SELL OR THE SOLICITATION OF ORDERS TO BUY MAY ONLY BE MADE IN THOSE JURISDICTIONS IN WHICH THE SECURITIES OF A TRUST HAVE BEEN REGISTERED. INVESTORS SHOULD CONTACT ACCOUNT EXECUTIVES OF THE SPONSOR TO DETERMINE WHETHER THE SECURITIES OF A PARTICULAR TRUST HAVE BEEN REGISTERED FOR SALE IN THE STATE IN WHICH THEY RESIDE.

          INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

        MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
STANDARD & POOR'S PLATINUM PORTFOLIO, SELECT STRATEGY STOCKS -
                           JUNE 1998

          The prospectus dated June 22, 1998, File No. 333-
53617, is hereby incorporated by reference herein.

          PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS


              CONTENTS OF REGISTRATION STATEMENT

       This registration statement on Form S-6 comprises the fol-lowing documents:

       The facing sheet.

       The Cross Reference Sheet.

       The Prospectus.

       The signatures.

       Listed below is the name and registration number of a pre-vious Series of Select Equity Trust, the final prospectus of which, properly supplemented, is used as a preliminary prospectus for Mor-gan Stanley Dean Witter Select Equity Trust, Standard & Poor's Platinum Portfolio, Select Strategy Stocks - September 1998. This prior final prospectus is incorporated herein by reference.

       Morgan Stanley Dean Witter Select Equity Trust
       Standard & Poor's Platinum Portfolio,
       Select Strategy Stocks - June 1998
       (Registration No. 333-53617)

       Written consents of the following persons:

            .  Cahill Gordon & Reindel (included in Exhibit 5)

            .  Deloitte & Touche LLP

          The following Exhibits:

  ***EX-3(i)     Certificate of Incorporation of Dean Witter
                 Reynolds Inc.

  ***EX-3(ii)    By-Laws of Dean Witter Reynolds Inc.

    *EX-4.1 Trust Indenture and Agreement, dated Janu-ary 22, 1991.

    *EX-4.15     Amendment to Exhibit 4.1 dated December 30,
                 1997.

   **EX-4.2      Draft of Reference Trust Agreement.

*****EX-4.3      Amendment dated July 18, 1995 to Trust In-
                 denture and Agreement dated January 27,
                 1991.

 ****EX-5 Opinion of counsel as to the legality of the securities being registered.

 ****EX-23.1     Consent of Independent Auditors.

 ****EX-23.2     Consent of Cahill Gordon & Reindel
                 (included in Exhibit 5).

  ******EX-24    Powers of Attorney executed by a majority
                 of the Board of Directors of Dean Witter
                 Reynolds Inc.

    ****EX-27    Financial Data Schedule

        EX-99 Information as to Officers and Directors of Dean Witter Reynolds Inc. is incorporated by reference to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc. pur-suant to Rules 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act File No. 8-14172).

          ___________________________

* The Trust Indenture and Agreement is incorporated by refer-ence to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Oppor-tunities Series 18, Registration number 33-50105 and as filed as an exhibit to Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 98-1, Registration No. 333-41783.
**    Filed herewith.
***   Incorporated by reference to exhibit of same designation
   filed with the Securities and Exchange Commission as an ex-hibit to the Registration Statement of Sears Tax-Exempt In-vestment Trust, Insured Long Term Series 33 and Long Term Mu-nicipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.
****  To be filed by amendment.
***** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an ex-hibit to the Registration Statement of Dean Witter Select Eq-uity Trust, Select 5 Industrial Portfolio 95-3, Registration No. 33-60121.
******Previously Filed

                          SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant, Morgan Stanley Dean Witter Select Equity Trust, Standard & Poor's Platinum Portfolio, Select Strategy Stocks -September 1998, has duly caused this Registration Statement to be signed on its behalf by the undersigned, there-unto duly authorized, all in the City of New York and State of New York on the 11th day of September 1998.

                              MORGAN STANLEY DEAN WITTER
                              SELECT EQUITY TRUST,
                              STANDARD & POOR'S
                              PLATINUM PORTFOLIO,
                              SELECT STRATEGY STOCKS -
                              SEPTEMBER 1998
                              (Registrant)

                              By:  Dean Witter Reynolds Inc.
                                   (Depositor)



                                   Thomas Hines/s/
                                   Thomas Hines
                                   Authorized Signatory

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following per-son in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 11th day of September, 1998.

                              DEAN WITTER REYNOLDS INC.

Name                          Office


Philip J. Purcell             Chairman & Chief    )
                              Executive Officer   )
                              and Director***     )
Richard M. DeMartini          Director***
Robert J. Dwyer               Director***
Christine A. Edwards          Director***
James F. Higgins              Director***
Mitchell M. Merin             Director*
Stephen R. Miller             Director***
Richard F. Powers III         Director*
Thomas C. Schneider           Director**
William B. Smith              Director**

                              By:  Thomas Hines/s/
                                   Thomas Hines
                                   Attorney-in-fact*, **, ***
__________________________

* Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Indus-trial Portfolio 97-1, File No. 333-16839.

** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No. 333-10499.

*** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for Dean Witter Se-lect Equity Trust, Select 10 International Series 95-1, File No. 33-56389.

                         Exhibit Index
                              To
                           Form S-6
                    Registration Statement
               Under the Securities Act of 1933


Exhibit No.         Document


     ***EX-3(i)     Certificate of Incorporation of Dean Witter
                    Reynolds Inc.

     ***EX-3(ii)    By-Laws of Dean Witter Reynolds Inc.

       *EX-4.1 Trust Indenture and Agreement, dated Janu-ary 22, 1991.

       *EX-4.15     Amendment to Exhibit 4.1 dated December 30,
                    1997

      **EX-4.2      Draft of Reference Trust Agreement.

   *****EX-4.3      Amendment dated July 18, 1995 to Trust In-
                    denture and Agreement dated January 27,
                    1991.

    ****EX-5 Opinion of counsel as to the legality of the securities being registered.

    ****EX-23.1     Consent of Independent Auditors.

    ****EX-23.2     Consent of Cahill Gordon & Reindel
                    (included in Exhibit 5).

     ******EX-24    Powers of Attorney executed by a majority
                    of the Board of Directors of Dean Witter
                    Reynolds Inc.

       ****EX-27    Financial Data Schedule

           EX-99 Information as to Officers and Directors of Dean Witter Reynolds Inc. is incorporated by reference to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc. pur-suant to Rules 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act

                     File No. 8-14172).


___________________________

* The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration number 33-50105 and as filed as an exhibit to Dean Wit-ter Select Equity Trust, Select 5 Industrial Portfolio 98-1, Registration No. 333-41783.

**    Filed herewith.

*** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.

****  To be filed by amendment.

***** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Se-lect Equity Trust, Select 5 Industrial Portfolio 95-3, Registration No. 33-60121.

******Previously Filed.